922

Follow-Up Materials


06015321

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 083-00002 FISCAL YEAR: ________

(03/94)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
5.50% Global Notes due 27 June 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: June 21, 2006

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 5.50% Global Notes due 27 June 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated June 20, 2006 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 5, 2006, was filed under a report of the ADB dated April 18, 2006.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of June 20, 2006, the ADB entered into a Terms Agreement, filed herewith, with Daiwa Securities SMBC Europe Limited, Dresdner Bank AG London Branch, UBS Limited, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch

International, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. International Limited and Nomura International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.947% less management and underwriting fees and selling concessions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about June 27, 2006.

The Managers propose to offer all the Notes to the public at the public offering price of 99.947%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Daiwa Securities SMBC Europe Limited	U.S.$ 300,000,000
Dresdner Bank AG London Branch	300,000,000
UBS Limited	300,000,000
Citigroup Global Markets Inc.	10,000,000
Credit Suisse Securities (Europe) Limited	10,000,000
Deutsche Bank AG, London Branch	10,000,000
Goldman Sachs International	10,000,000
HSBC Bank plc	10,000,000
J.P. Morgan Securities Ltd.	10,000,000
Merrill Lynch International	10,000,000
Mitsubishi UFJ Securities International plc	10,000,000
Morgan Stanley & Co. International Limited	10,000,000
Nomura International plc	10,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.947%	0.15%	99.797%
Total	U.S.$999,470,000	U.S.$1,500,000	U.S.$997,970,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants	$ 15,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated June 20, 2006.

(d)(i) Information Statement dated April 5, 2006, previously filed under a report of the ADB dated April 18, 2006.

(ii) Pricing Supplement dated June 20, 2006.

TERMS AGREEMENT NO. 253-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$1,000,000,000

5.50 per cent. Global Notes due 27 June 2016

20 June 2006

Asian Development Bank
P.O. Box 789
0980 Metro Manila
Philippines

Attention: Assistant Treasurer, Treasury Department

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") U.S.$1,000,000,000 of ADB's 5.50 per cent. Global Notes due 27 June 2016 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 27 June 2006 (the "Settlement Date") at an aggregate purchase price of U.S.$997,970,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus dated 20 July 2005 referred to herein. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of

ADB's representations and warranties contained herein and in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in Section 6(b) of the Standard Provisions, if requested by the Managers.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.947 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.15 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Daiwa Securities SMBC Europe Limited	U.S.$ 300,000,000
Dresdner Bank AG London Branch	300,000,000
UBS Limited	300,000,000
Citigroup Global Markets Inc.	10,000,000
Credit Suisse Securities (Europe) Limited	10,000,000
Deutsche Bank AG, London Branch	10,000,000
Goldman Sachs International	10,000,000
HSBC Bank plc	10,000,000
J.P. Morgan Securities Ltd.	10,000,000
Merrill Lynch International	10,000,000
Mitsubishi UFJ Securities International plc	10,000,000
Morgan Stanley & Co. International Limited	10,000,000
Nomura International plc	10,000,000
Total	U.S.$1,000,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New York, ABA No. 026-0079-93; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed UBS Limited as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the following documents:

(i) copies of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) copies of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

7. For purposes hereof, the notice details of the ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

UBS Limited
100 Liverpool Street
London
EC2M 2RH
United Kingdom
Attention: MTNs and Private Placements
Telephone: +44 207 567-2479
Facsimile: +44 207 568-3349

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DAIWA SECURITIES SMBC EUROPE LIMITED
DRESDNER BANK AG LONDON BRANCH
UBS LIMITED
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
J.P. MORGAN SECURITIES LTD.
MERRILL LYNCH INTERNATIONAL
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
MORGAN STANLEY & CO. INTERNATIONAL LIMITED
NOMURA INTERNATIONAL PLC

By: /s/Akshata Rao and Aiden Small
Names: Akshata Rao and Aiden Small
Title: Attorneys-in-Fact

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By: /s/ Yong Chen
Name: YONG CHENG
Title: Assistant Treasurer

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 253-00-1

U.S.$1,000,000,000

5.50 per cent. Global Notes due 27 June 2016

Issue price: 99.947 per cent.

Joint Lead Managers

Daiwa Securities SMBC Europe
Dresdner Kleinwort Wasserstein
UBS Investment Bank

Co-Lead Managers

Citigroup
Deutsche Bank AG
HSBC
Merrill Lynch International
Morgan Stanley
Credit Suisse
Goldman Sachs International
JPMorgan
Mitsubishi UFJ Securities International plc
Nomura International

The date of this Pricing Supplement is 20 June 2006.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$1,000,000,000 5.50 per cent. Global Notes due 27 June 2016 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2005.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	(i)	Series Number:	253-00-1
3.	(i)	Specified Currency (Condition 1(c)):	U.S. Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$1,000,000,000.
5.	(i)	Issue Price:	99.947 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$997,970,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000, U.S.$10,000 and U.S.$100,000.
7.	(i)	Issue Date (Condition 5(d)):	27 June 2006.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		27 June 2016.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i)	Rate(s) of Interest:	5.50 per cent. per annum, payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	27 June and 27 December of each year, commencing on 27 December 2006.
(iii)	Fixed Coupon Amount(s):	U.S.$27.50 per U.S.$1,000 Specified Denomination, U.S.$275.00 per U.S.$10,000 Specified Denomination and U.S.$2,750.00 per U.S.$100,000 Specified Denomination.
(iv)	Broken Amount(s):	Not applicable.
(v)	Day Count Fraction (Condition 5(d)):	30/360.
(vi)	Determination Date(s):	Not applicable.
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.
22.	Put Option (Condition 6(f)):		Not applicable.
23.	Final Redemption Amount:		Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable.
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d))	Not applicable.
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Daiwa Securities SMBC Europe Limited Dresdner Bank AG London Branch UBS Limited Citigroup Global Markets Inc. Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch Goldman Sachs International HSBC Bank plc J.P. Morgan Securities Ltd. Merrill Lynch International Mitsubishi UFJ Securities International plc Morgan Stanley & Co. International Limited Nomura International plc
	(ii)	Stabilizing Manager (if any):	UBS Limited.
	(iii)	Commissions and Concessions:	0.15 per cent.
33.		If non-syndicated, name of Dealer:	Not applicable.
34.		Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167BN22.
	(ii)	CUSIP:	045167BN2.

(iii)	CINS:	Not applicable.
(iv)	Other:	Not applicable.
36.	Common Code:	025913787.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Stabilizing

In connection with this issue, UBS Limited may over-allot or effect transactions that stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 5 April 2006.

Recent Developments

The Board of Directors has approved the extension through 30 June 2007 of the waivers of the front-end fee of 1 per cent. for all new ordinary operations public sector loans and 20 basis points off the lending spread on ordinary operations public sector loans.

Effective 27 April 2006, Brunei Darussalam became the 65th Member of ADB.

On 6 May 2006, ADB's Board of Governors approved the following with respect to its 2005 ordinary capital resources net income:

a) U.S.$308.7 million, representing the FAS133 adjustment at 31 December 2005, be added to the net income from the cumulative revaluation adjustments account;

b) U.S.$36.9 million, representing the adjustment to the loan loss reserve at 31 December 2005, be added to the net income from the loan loss reserve;

c) U.S.$70.8 million be allocated to ordinary reserve;

d) U.S.$320.0 million be allocated to surplus;

e) U.S.$20.0 million be allocated to the Technical Assistance Special Fund; and

f) U.S.$40.0 million be allocated to the Asian Development Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: /s/Yong Cheng
Name: YONG CHENG
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

**LUXEMBOURG LISTING AGENT,
PAYING AGENT
AND TRANSFER AGENT**

Fortis Banque Luxembourg S.A.
(formerly known as Banque Générale du Luxembourg S.A.)
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424